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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                          For the month of August 2001

                                 HOLLINGER INC.
                 (Translation of registrant's name into English)


                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F [  ]                          Form 40-F  [x]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes  [   ]                               No  [x]

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                                  EXHIBIT LIST

                                                                     Sequential
Exhibit   Description                                                Page Number
-------   -----------                                                -----------
  99.1    Joint Press Release dated August 24, 2001 of Hollinger         4
          International Inc. and Hollinger Inc.

  99.2    Joint Press Release dated August 24, 2001 of Hollinger         6
          International Inc. and Hollinger Inc.


                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2001

                                        HOLLINGER INC.

                                        by: /s/ Charles G. Cowan, Q.C.
                                            ------------------------------------
                                            Name: Charles G. Cowan, Q.C.
                                            Title: Vice-President and Secretary